Exhibit 99.1
Change in the number of shares owned by the largest shareholder of Shinhan Financial Group

On April 18, 2024, Shinhan Financial Group Co., Ltd. reported that the number of common shares owned by its largest shareholder, Korea’s National Pension Service (“NPS”), had increased from 39,660,284 shares of common stock (representing 7.73%, as of February 23, 2024) to 40,947,430 shares of common stock (representing 8.04%, as of March 31, 2024). This disclosure is based on the results of shareholder registry closing as of March 31, 2024.